UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AmerisourceBergen Corporation
(Exact name of the registrant as specified in its charter)

Delaware	001-16671
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

1 West First Avenue, Conshohocken PA	19428-1800
(Address of principal executive offices)	(Zip code)

Elizabeth S. Campbell 610-727-7000
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Section 1 – Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD (this “Form SD”) of AmerisourceBergen Corporation (the “Company”) and the associated Conflict Minerals Report are filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2021 to December 31, 2021.

A copy of the Company’s Conflict Minerals Report is attached hereto as Exhibit 1.01, and is publicly available on the Company’s website at investor.amerisourcebergen.com. The Company's website and the information accessible through it are not incorporated into this Form SD and are not deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02    Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 hereto.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01    Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01    Exhibits

The following exhibit is submitted as part of this report:

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AMERISOURCEBERGEN CORPORATION

By:	/s/ Elizabeth S. Campbell	Date:	May 27, 2022
Name:	Elizabeth S. Campbell
Title:	Executive Vice President & Chief Legal Officer